SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                    FORM N-14
                              REGISTRATION STATEMENT
                                      UNDER
                            THE SECURITIES ACT OF 1933


                                 THE VIRTUS FUNDS
                (Exact Name of Registrant as Specified in Charter)


                                  (412) 288-1900
                         (Area Code and Telephone Number)


                            Federated Investors Tower
                       Pittsburgh, Pennsylvania 15222-3779
                     (Address of Principal Executive Offices)


                            JOHN W. MCGONIGLE, ESQUIRE
                            Federated Investors Tower
                       Pittsburgh, Pennsylvania 15222-3779
                     (Name and Address of Agent for Service)

                                     Copy to:

                           Matthew G. Maloney, Esquire
                        Dickstein, Shapiro & Morin, L.L.P
                               2101 L Street, N.W.
                             Washington, D.C.  20037

       It is proposed that this filing will become effective on December 9, 1995 pursuant to Rule 488. (Approximate Date of Proposed Public Offering)

       An indefinite amount of the Registrant's securities has been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under The Investment Company Act of 1940. In reliance upon such Rule, no filing fee is being paid at this time. A Rule 24f-2 notice for the Registrant for the year ended September 30, 1994 was filed on November 15, 1994.





                              CROSS REFERENCE SHEET
Pursuant to Item 1(a) of Form N-14 Showing Location in Prospectus of Information Required by
Form N-14

Item of Part A of Form N-14 and Caption Caption or Location in Prospectus

1. Beginning of Registration Statement
   and Outside Front Cover Page of
   Prospectus ................     Cross Reference Sheet; Cover Page

2. Beginning and Outside
   Back Cover Page of Prospectus        Table of Contents

3. Synopsis Information
   and Risk Factors ..........     Summary; Risk Factors

4. Information About the
   Transaction ...............     Information About the Reorganization

5. Information About the Registrant          Information About Blanchard Funds,
                                   The Virtus Funds, Blanchard Treasury, and
                                   Virtus Treasury

6. Information About the Company
   Being Acquired ............     Information About Blanchard Funds, The Virtus
                                   Funds, Blanchard Treasury, and Virtus
                                   Treasury

7. Voting Information ........     Voting Information

8. Interest of Certain Persons and Experts        Not Applicable

9. Additional Information Required
   for Reoffering by Persons Deemed
   to be Underwriters ........     Not Applicable



                             BLANCHARD GROUP OF FUNDS

                                  VERY IMPORTANT

                          ENCLOSED IS A PROXY VOTE CARD
                          WHICH REQUIRES YOUR SIGNATURE.

                     IT HAS TO DO WITH THE PENDING MERGER OF
                  THE BLANCHARD 100% TREASURY MONEY MARKET FUND
                   WITH THE VIRTUS TREASURY MONEY MARKET FUND.
PLEASE REVIEW AND CAST YOUR VOTE TODAY!

Dear Valued Shareholder:
As you may be aware, there have been a number of exciting developments in regards to the Blanchard Group of Funds in recent months. One of the benefits has been that the management and Trustees have identified a number of changes which they feel will either enhance performance, reduce expenses, or expand the services offered to Blanchard fund shareholders.
I am writing you today to inform you of a recommended change which affects your Blanchard 100% Treasury Money Market Fund.
  Namely, the Board of Trustees has unanimously recommended a merger of the Blanchard 100% Treasury Money Market Fund with the Virtus Treasury Money Market Fund.
We believe this merger to be in your best interest for a number of reasons......
                               SAME EXPERT MANAGER
Both the Blanchard 100% Treasury Money Market Fund and the Virtus Treasury Money Market Fund are managed by the highly capable E. Christian Goetz of Virtus Capital Management, Inc., the investment adviser to the Blanchard Group of Funds.
                          SIMILAR INVESTMENT OBJECTIVES
Both Funds have similar investment objectives: current income and capital preservation. And to achieve those objectives, both Funds invest in very short-term U.S. government money market instruments.
The only difference is that the Virtus Treasury Money Market Fund may also seek to enhance yield by investing in repurchase agreements of U.S.
government securities,
arrangements that provide for repurchase by the seller within one year from the date of acquisition.
Naturally, as with any money market fund, the Virtus Treasury Money Market
Fund is carefully managed to maintain a fixed $1 share price at all times (although there can be no assurance that the share price will always remain fixed).
                              HIGHER YIELD POTENTIAL
We believe that the lower operating expenses of the Virtus Treasury Money Market Fund offer you the potential for higher yields than the Blanchard 100% Treasury Money Market Fund.


  For example, as of X/X/95, the 7-day yield and 7-day effective yield of the Virtus Treasury Money Market Fund were X% and X%, respectively.*
  By comparison, the 7-day yield and 7-day effective yield for the Blanchard 100% Treasury Money Market Fund were lower at X% and X%, respectively, for that same time period.*
(*Fees of .X% have been voluntarily waived by the adviser of the Virtus Treasury Money Market Fund and fees of .X% have been waived by the adviser of the Blanchard 100% Treasury Money Market Fund. If these fees had not been waived, total fund operating expenses would be X% and X%, respectively, the 7-day yield would be X% and X%, respectively, and the 7-day effective yield would be X% and X%, respectively.)
Of course, there is no assurance that yields will always be higher and expenses lower. Past performance is not a guarantee of future performance and yield and expenses may vary both up and down.
             THE BOARD OF TRUSTEES RECOMMEND VOTING "FOR" THIS MERGER
Enclosed with this letter is a proxy and a voting card. It is very important that you fill out and return the voting card ASAP. Only then can we move ahead with proposed changes. In addition to the reasons already discussed, there are three additional benefits this merger holds for you:

1.This merger of assets is tax-free, so there are no taxable consequences for you.
2.The increased asset size of the combined fund will result in an even lower expense ratio for the Virtus Treasury Money Market Fund than it currently enjoys.
3.You will continue to have all of the same shareholder privileges, including free check writing, free telephone switches between Blanchard mutual funds and select Virtus Funds, free telephone redemptions, and a convenient consolidated account statement.
It is for all of these reasons that the Board of Trustees has unanimously voted to recommend that you vote "FOR" the merger.
                                PLEASE VOTE TODAY!
Because shareholder approval is required for this Fund merger, your individual vote is of critical importance. This gives you an important say in the management of your investment.
  A voting card is enclosed. It is essential that you mark your card in the appropriate space and return it in the postage-paid envelope provided.
Only by voting will this merger be able to move ahead. If the proxy is approved, the merger of the Blanchard 100% Treasury Money Market Fund into the
Virtus Treasury Money Market Fund is scheduled to be completed        , 1996.
                                                       ----- --
If a majority of shareholders do not return their votes, additional proxy statements must be sent out, costing money, as well as valuable time. So please, take a few moments now to fill out and return the enclosed proxy voting card, while the material is at hand.
  If you wish to vote over the phone, call Shareholders' Services at 1-800-829-3863 between 9:00 a.m. and 5:30 p.m., EST.
  If you wish to return your vote by fax, please use fax number 1-212-XXX-XXXX. If you wish to vote the proxy in person, you may attend the shareholder meeting
  on           , 1996 at      p.m. at Federated Investors Tower, 19th Floor,
     ------- --          ----
  Pittsburgh, Pennsylvania 15222-3779.
Before voting, please refer to the enclosed Virtus Fund prospectus which contains more complete details on investment objectives, management fees, risks and expenses for the Virtus Treasury Money Market Fund. For comparison purposes, you should also refer to the Blanchard Group of Funds prospectus already in your possession for complete details on the Blanchard 100%
Treasury Money Market  Fund.

If you have additional questions on the voting process, or on the Fund, please call 1-800-829-3863. A friendly and experienced Shareholders' Service Representative will be standing by between 8:30 a.m. and 5:30 p.m., EST. Please vote your proxy today. Thank you for your continued confidence in the Blanchard Group of Funds.


                                   Sincerely,
                                   The Blanchard Group of Funds









The Blanchard Group of Funds are distributed by Federated Securities Corp. and are advised by Virtus Capital Management, Inc.

The Blanchard Group of Funds are not deposits, obligations of, or guaranteed by any bank or other financial institution, and are not insured by the FDIC or any Federal Agency. In addition, they involve risk, including the possible loss of principal invested.



                                 BLANCHARD FUNDS
                            FEDERATED INVESTORS TOWER
                       PITTSBURGH, PENNSYLVANIA 15222-3779

                   NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS
          TO SHAREHOLDERS OF BLANCHARD 100% TREASURY MONEY MARKET FUND:

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Blanchard 100% Treasury Money Market Fund ("Blanchard Treasury"), a portfolio of Blanchard Funds, will be held at 2:00 p.m. on January 26, 1996 at Federated Investors Tower, 19th Floor, Pittsburgh, Pennsylvania 15222-3779 for the following purposes:
1. To approve disapprove a proposed agreement pursuant to which The
Treasury Money Market Fund, a portfolio of The Virtus Funds ("Virtus
Treasury") would acquire all of Blanchard Treasury's assets in exchange for Investment Shares of Virtus Treasury. Blanchard Treasury would then distribute the Investment Shares of Virtus Treasury so received pro rata to its shareholders and would liquidate and terminate its existence; and

2. To transact such other business as may properly come before the meeting or any adjournment thereof.

                                   By Order of the Board of Trustees,


Dated:  December 8, 1995           John W. McGonigle
                                   Secretary
Shareholders of record at the close of business         , 1995 are entitled to
                                                --------
vote at the meeting. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card or call 1-800-829-3863. You may also fax your proxy to 1-212-XXX-XXXX. YOUR VOTE IS IMPORTANT.









TO SECURE THE LARGEST POSSIBLE REPRESENTATION AND TO SAVE THE EXPENSE OF FURTHER MAILINGS, PLEASE MARK YOUR PROXY CARD, SIGN IT, AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY AT ANY TIME AT OR BEFORE THE MEETING OR VOTE IN PERSON IF YOU ATTEND THE MEETING.

                            PROSPECTUS/PROXY STATEMENT
                                 DECEMBER 8, 1995
                           ACQUISITION OF THE ASSETS OF
                    BLANCHARD 100% TREASURY MONEY MARKET FUND
                             ("BLANCHARD TREASURY"),
                          A PORTFOLIO OF BLANCHARD FUNDS
                            FEDERATED INVESTORS TOWER
                       PITTSBURGH, PENNSYLVANIA 15222-3779
                         TELEPHONE NUMBER: 1-800-829-3863
                   BY AND IN EXCHANGE FOR INVESTMENT SHARES OF
                          THE TREASURY MONEY MARKET FUND
                               ("VIRTUS TREASURY"),
                         A PORTFOLIO OF THE VIRTUS FUNDS
                            FEDERATED INVESTORS TOWER
                       PITTSBURGH, PENNSYLVANIA  15222-3779
                         TELEPHONE NUMBER: 1-800-723-3863
This Prospectus/Proxy Statement describes the proposed Agreement and Plan of Reorganization (the "Plan") whereby Virtus Treasury would acquire all of the assets of Blanchard Treasury, in exchange for Investment Shares of Virtus Treasury. These shares would then be distributed pro rata by Blanchard Treasury to its shareholders, and, as a result, each Blanchard Treasury shareholder will own Investment Shares of Virtus Treasury having a total net asset value equal to the total net asset value of his or her holdings in Blanchard Treasury. The Plan would result in the complete liquidation and the termination of Blanchard Treasury.

Blanchard Funds is an open-end management investment company which currently includes ten portfolios, each of which has a distinct investment objective. The investment objective of Blanchard Treasury is the highest level of current income as is consistent with the preservation of capital and maintenance of liquidity.

The Virtus Funds is an open-end management investment company which currently includes eight portfolios, each of which has a distinct investment objective. The investment objective of Virtus Treasury is current income consistent with stability of principal by investing in short-term U.S. Treasury obligations. For a comparison of the investment policies of the Funds, see "Summary-Investment Objectives, Policies, and Limitations."
This Prospectus/Proxy Statement should be retained for future reference. It sets forth concisely the information about Virtus Funds and Virtus Treasury that a prospective investor should know before investing in Virtus Treasury. This Prospectus/Proxy Statement is accompanied by the Prospectus of Virtus Treasury dated March 1, 1995, which is incorporated herein by reference. The Prospectus of Blanchard Treasury dated August 7, 1995, and the Statements of Additional Information for Virtus Treasury and Blanchard Treasury, dated March 1, 1995 and August 7, 1995, respectively (relating to the Prospectuses of Virtus Treasury and Blanchard Treasury, respectively, of the same date) and December 8, 1995 (relating to this Prospectus/Proxy Statement) containing additional information have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Statements of Additional Information may be obtained without charge by calling the Funds at the telephone number shown above.
THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF SIGNET BANK OR ANY OF ITS AFFILIATES, OR OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY SIGNET BANK OR ANY OF ITS AFFILIATES, OR BY ANY BANK, AND ARE NOT OBLIGATIONS OF, GUARANTEED BY OR INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. VIRTUS TREASURY ATTEMPTS TO
MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE; THERE CAN BE NO
ASSURANCE THAT VIRTUS TREASURY WILL BE ABLE TO DO SO.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Summary................................................    1
Risk Factors...........................................    4
Information About the Reorganization...................    4
Information About Blanchard Funds, The Virtus Funds, Blanchard Treasury, and
  Virtus Treasury......................................    6
Voting Information.....................................    7
Exhibit A--Agreement and Plan of Reorganization........    i

SUMMARY

ABOUT THE PROPOSED REORGANIZATION
The Board of Trustees of Blanchard Funds has voted to recommend to shareholders of Blanchard Treasury the approval of a Plan whereby Virtus Treasury would acquire all of the assets of Blanchard Treasury in exchange for Investment Shares of Virtus Treasury. These shares would thereupon be distributed pro rata by Blanchard Treasury to its shareholders and, as a result, each shareholder of
Blanchard Treasury will become the owner of Investment Shares of Virtus Treasury having a total net asset value equal to the total net asset value of his or her holdings in Blanchard Treasury. These transactions (referred to as the "Reorganization") would result in the complete liquidation and the termination of Blanchard Treasury.
As a condition to the Reorganization transactions, The Virtus Funds and Blanchard Funds will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code so that no gain or loss will be recognized by either Virtus Treasury or Blanchard Treasury or their shareholders. The tax cost basis of the Investment Shares of Virtus Treasury received by Blanchard Treasury shareholders will be the same as the tax cost basis of their shares in Blanchard Treasury.

In recommending the Reorganization, the Blanchard Funds' and The Virtus Funds' investment adviser, Virtus Capital Management, Inc., and the Board of Trustees of Blanchard Funds and The Virtus Funds, considered the fact that because Virtus Treasury and Blanchard Treasury have substantially identical investment objectives and policies (with the exception of Blanchard Treasury's inability to invest in repurchase agreements), they are redundant and that, therefore, economies of scale, and potentially lower expense ratios, could be realized by transferring the assets of Blanchard Treasury into Virtus Treasury. The following discussion compares certain key aspects of Blanchard Treasury and Virtus Treasury (collectively, the "Funds").

                                                               Combined
                                                               Virtus
                                                               Treasury/
                                          Virtus     Blanchard Blanchard
                                          Treasury   Treasury  Treasury



Maximum Sales Load Imposed on Purchases
  (as a percentage of offering price)     None       None      None

Maximum Sales Load Imposed on Reinvested
  Dividends (as a percentage of offering
      price)                              None       None      None

Contingent Deferred Sales Charge (as a
  percentage of original purchase price
  or redemption proceeds, as applicable)  None       None      None

Redemption Fees (as a percentage of amount
  redeemed, if applicable)                None       None      None

Exchange Fee                              None       None      None


                        Annual Investment Shares Operating Expenses
                     (as a percentage of projected average net assets)


Management Fee (after waiver)(1)          0.40%      0.42%     0.38%
12b-1 Fee (after waiver)(2)               0.25%      None      0.25%
Total Other Expenses                      0.20%      0.57%     0.20%
Total Investment Shares Operating
  Expenses(3)                             0.85%      0.99%     0.83%


(1) The management fee has been reduced to reflect the voluntary waiver of a portion of the management fee by the investment adviser. The adviser can terminate this voluntary waiver at any time at its sole discretion. The maximum fee is 0.50%

(2) The maximum 12b-1 fee is 0.35%.

(3) The Total Investment Share Operating Expenses for the fiscal year ended September 30, 1995 would have been 1.05% for Virtus Treasury and Total
Fund Operating Expenses for the fiscal year ended April 30, 1995 would have been 1.07% for Blanchard Treasury absent the voluntary waivers of portions of the management fees, and portions of the distribution fees on Virtus Treasury.

Total expenses for Combined Virtus Treasury/Blanchard Treasury - Investment Shares are estimated based on average expenses expected to be incurred during the fiscal year ending September 30, 1996. During the course of this period, expenses may be more or less than the average amount shown.

     The purpose of this table is to assist an investor in understanding the various costs and expense that a shareholder of the Fund will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "The Virtus Funds Information" and "Investing in Shares." Wire-transferred redemptions may be subject to additional fees.


EXAMPLE                                   1 year     3 years   5 years

You would pay the following expenses on
a $1,00 investment assuming (1) 5% annual return and (2) redemption at the end of each time period. The Fund charges no redemption fees.

     Virtus Treasury                      $9         $27       $47
     Blanchard Treasury                   $10        $32       $55
     Combined Virtus/Blanchard Treasury   $8         $26       $46



The above example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. This example is based on estimated data for the Fund's fiscal year ending September 30, 1996.



INVESTMENT OBJECTIVES, POLICIES, AND LIMITATIONS
The investment objectives of Blanchard Treasury and Virtus Treasury are substantially identical. Blanchard Treasury seeks to provide the highest level of current income as is consistent with the preservation of capital and maintenance of liquidity. Virtus Treasury seeks to provide current income consistent with stability of principal.

Both Blanchard Treasury and Virtus Treasury pursue their investment objectives by investing exclusively in a portfolio of U.S. dollar denominated, short-term U.S. Treasury obligations which are issued by the U.S. government and are backed by the full faith and credit of the U.S. government.
They mature 397 days or less from the date of acquisition unless
(in the case of Virtus Treasury) they are purchased under a repurchase agreement that provides for repurchase by the seller within one year from the date of acquisition. (Blanchard Treasury does not use repurchase agreements.) The average maturity of these securities, computed on a dollar-weighted basis, is 90 days or less. Virtus Treasury may enter into reverse repurchase agreements and may purchase securities on a when-issued or delayed delivery basis.
Because Virtus Treasury may invest in repurchase agreements and Blanchard Treasury cannot, the portion of Virtus Treasury's dividends which would be exempt from state and local taxes may be smaller than the portion of Blanchard Treasury's dividends which would be so exempt.
Virtus Treasury and Blanchard Treasury are subject to certain investment limitations. The investment limitations of the two funds are substantially identical. The limitations include provisions that, in effect, prohibit either fund from: selling any securities short or purchasing any securities on margin; issuing senior securities, except that Blanchard Treasury may borrow up to 10%, and Virtus Treasury may borrow up to one-third, of the value of its respective total assets; mortgaging, pledging, or hypothecating any assets except to secure permitted borrowings; lending any of their respective assets, except portfolio securities up to one-third of the value of their total assets; or investing more than 10% of the value of their respective net assets in illiquid securities. Reference is hereby made to the Prospectus and Statement of Additional Information of Blanchard Treasury, dated August 7, 1995, and the Prospectus and Statement of Additional Information of Virtus Treasury, dated
March 1, 1995, which set forth in full the investment objectives, policies and investment limitations of both funds and which are incorporated by reference herein.

DISTRIBUTION ARRANGEMENTS
Federated Securities Corp. is the principal distributor for shares of Blanchard Funds and The Virtus Funds. Under distribution plans adopted in accordance with Investment Company Act Rule 12b-1 (the "12b-1 Plan"), Investment Shares of Virtus Treasury may pay to Federated Securities Corp. an amount computed at an annual rate of 0.35 of 1% of such Fund's average daily net assets to finance any activity which is principally intended to result in the sale of shares subject to the 12b-1 Plan. Blanchard Treasury has not adopted a 12b-1 Plan. Currently, the Investment Shares class of Virtus Treasury incurs fees under the 12b-1 Plan at an annual rate of 0.25 of 1% of such Fund's average daily net assets.

ADVISORY AND OTHER FEES
Virtus Capital Management, Inc. ("VCM"), a Maryland corporation and a wholly-owned subsidiary of Signet Banking Corporation, provides overall management services for Blanchard Funds and Virtus Funds. VCM is entitled to receive an annual management fee equal to 0.50 of 1% of each Fund's average daily net assets. See also the "Summary of Portfolio Expenses." VCM has undertaken to reimburse each Fund, up to the amount of its management fee, for operating expenses in excess of limitations established by certain states. VCM may further voluntarily waive a portion of its fee or reimburse either Fund for certain operating expenses. This agreement to waive fees or reimburse expenses may be terminated by VCM at any time in its discretion.

Federated Administrative Services, a subsidiary of Federated Investors, provides the Funds with certain administrative personnel and services necessary to operate the Funds. The rate charged for such administrative services is
0.15 of 1% of the first $250 million of average aggregate daily net assets of Blanchard, 0.125 of 1% on the next $250 million, 0.10 of 1% on the next $250 million and 0.075 of 1% of average aggregate daily net assets of Blanchard
Funds or The Virtus Funds in excess of $750 million. The administrative fee received during any fiscal year shall be at least $75,000 per Blanchard Fund and at least $50,000 per Virtus Fund.

During Blanchard Treasury's most recent fiscal year, Blanchard Treasury did not incur an administrative fee, because the agreement with Federated Administrative Services did not commence until after the close of such fiscal year. Blanchard Treasury estimates that its administrative fee expense for the current fiscal year will be 0.12 of 1% of its average aggregate daily net assets. The administrative fee for Virtus Treasury's most recent fiscal year was 0.11 of 1% of its average aggregate daily net assets. Virtus Treasury estimates that its administrative fee expense for the current fiscal year will be 0.10 of 1% of its average aggregate daily net assets.

The total annual operating expenses for Blanchard Treasury are expected to be
0.95 of 1% of average daily net assets. The total annual operating expenses for Virtus Treasury are expected to be 0.83 of 1% of average daily net assets and would be 0.95 of 1% of average daily net assets absent the voluntary waivers of management fees.

PURCHASE AND REDEMPTION PROCEDURES
Procedures for the purchase and redemption of Investment Shares of Virtus Treasury are similar to procedures applicable to the purchase and redemption of Blanchard Treasury shares. For a complete description of the purchase and redemption procedures applicable to purchases and redemptions of shares, refer to the Prospectus of Blanchard Funds dated August 7, 1995, and the Prospectus of the Virtus Funds dated March 1, 1995, which are incorporated herein by reference. Any questions about such procedures may be directed to, and assistance in effecting purchases, redemptions, or exchanges of shares may be obtained by calling 1-800-829-3863.

Investment Shares of Virtus Treasury are sold on all business days except on days on which the New York Stock Exchange is closed. Shares are sold at their net asset value next determined after an order is received. There is no sales charge at the time of purchase. The net asset value is calculated as of the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time) on days shares are sold. Purchases of shares of either Fund may be made by wire, by ACH or by check. Orders are considered received after payment is converted into federal funds. The minimum initial investment in Virtus Treasury is $1,000.

Redemption requests cannot be executed on days which the New York Stock Exchange is closed and federal or state holidays restricting wire transfers. Shares of Blanchard Treasury are redeemed at their net asset value next determined after the redemption request is received.

Shares of Virtus Treasury are redeemed at their net asset value next determined after the redemption request is received, except that a contingent deferred sales charge will be imposed only in certain instances in which shares of Virtus Treasury being redeemed were acquired in exchange for shares of other Virtus Funds which charge a contingent deferred sales charge. Proceeds will be distributed by wire or check. Requests for redemption can be made by telephone or by mail as more particularly described in the above-referenced Prospectuses.

EXCHANGE PRIVILEGES
Shareholders of Investment Shares of Virtus Treasury may exchange Investment Shares of Virtus Treasury for shares of another Virtus Fund at net asset value. The dollar amount of an exchange must be at least $1,000. In addition, holders of Virtus Treasury who are also holders of any Fund
(a "Blanchard Fund") of the Blanchard Funds, or who acquired shares of Virtus Treasury in exchange for shares of a Blanchard Fund, may exchange such Virtus Treasury shares for shares of any Blanchard Fund at net asset value.
The dollar amount of an exchange into a Blanchard Fund must meet the initial investment requirement of the Blanchard Fund into which the exchange is being made. No fees are charged in connection with any such exchange.

Shareholders of Blanchard Treasury and Virtus Treasury may exchange shares of Blanchard Treasury or Virtus Treasury for shares of another Blanchard Fund or for Investment Shares of The Virtus Funds' money market portfolios, which consist of The Money Market Fund, Virtus Treasury, and The Tax-Free Money Market Fund, at net asset value. No fees are charged in connection with any such exchange. The dollar amount of an exchange into a Blanchard Fund must meet the initial investment requirement of the Fund into which the exchange is being made. All subsequent exchanges into that Fund must be at least $1,000. The dollar amount of any exchanges into a Virtus money market fund must be at least $1,000.

TAX CONSEQUENCES

As a condition to the Reorganization transactions, Blanchard Funds and The Virtus Funds will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code so that no gain or loss will be recognized by either Virtus Treasury or Blanchard Treasury or their respective shareholders.
The tax cost basis of Virtus Treasury shares received by Blanchard
Treasury shareholders will be the same as the tax cost basis of their shares in Blanchard Treasury.

RISK FACTORS

Investments in Blanchard Treasury and Virtus Treasury are subject to similar risks in that, although they both attempt to maintain a stable net asset value of $1.00 per share, there can be no assurance that they will be able to do so. INFORMATION ABOUT THE REORGANIZATION

BACKGROUND AND REASONS FOR THE PROPOSED REORGANIZATION
On July 12, 1995, VCM acquired the assets and business of Sheffield Management Co. ("Sheffield"), which was, until that time, manager of the Blanchard Funds. Upon succeeding Sheffield as manager, VCM conducted a review and evaluation of the investment objectives and strategies of the Funds. As a result of this review, VCM determined that the Funds are redundant and concluded that economies of scale, and potentially lower expense ratios, could be realized by transferring the assets of Blanchard Treasury into Virtus Treasury.
The Trustees of Blanchard Funds and The Virtus Funds, including the independent Trustees, have unanimously concluded that consummation of the Reorganization is in the best interests of Blanchard Funds and The Virtus Funds and the shareholders of Blanchard Treasury and Virtus Treasury and that the interests of Blanchard Treasury and Virtus Treasury shareholders would not be diluted as a result of effecting the Reorganization and have unanimously approved the Plan. The Trustees also noted that the shareholders of Blanchard Treasury would continue to receive the same quality investment management services from VCM as shareholders of Virtus Treasury.

DESCRIPTION OF THE PLAN OF REORGANIZATION
The Plan provides that on or about January 26, 1996 (the "Closing Date") Virtus Treasury will acquire all of the assets of Blanchard Treasury in exchange for Investment Shares of Virtus Treasury to be distributed pro rata by Blanchard Treasury to its shareholders in complete liquidation and termination of Blanchard Treasury. Shareholders of Blanchard Treasury will become shareholders of Virtus Treasury as of 4:00 p.m. (Eastern time) on the Closing Date and will begin accruing dividends on the next day. Shares of Virtus Treasury received by Blanchard Treasury shareholders in connection with the acquisition of the assets of Blanchard Treasury will not be subject to a sales load. Shareholders of Blanchard Treasury will earn their last dividend from Blanchard Treasury on the Closing Date.

Consummation of the Reorganization is subject to the conditions set forth in the Plan, including receipt of an opinion in form and substance satisfactory to Blanchard Funds and The Virtus Funds, as described under the caption "Federal Income Tax Consequences" below. The Plan may be terminated and the Reorganization may be abandoned at any time before or after approval by shareholders of Blanchard Treasury prior to the Closing Date by Blanchard
Funds or The Virtus Funds if it believes that consummation of the Reorganization would not be in the best interests of the shareholders of either Blanchard Treasury or Virtus Treasury.

VCM is responsible for the payment of all expenses of the Reorganization incurred by either Fund, whether or not the Reorganization is consummated. Such expenses include, but are not limited to, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to shareholders of Blanchard Treasury and the costs of holding the Special Meeting of Shareholders

The foregoing brief summary of the Plan entered into between Blanchard Treasury and Virtus Treasury is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

DESCRIPTION OF INVESTMENT SHARES OF VIRTUS TREASURY
Investment Shares of Virtus Treasury to be issued to shareholders of Blanchard Treasury under the Plan will be fully paid and nonassessable when issued and transferable without restriction and will have no preemptive or conversion rights. Virtus Treasury offers two classes of shares. Trust Shares, the other class offered by Virtus Treasury, are sold to trusts, fiduciaries and institutions at net asset value at a minimum investment of $10,000.
Trust Shares are not sold pursuant to a Rule 12b-1 Plan.
The amount of dividends payable to Trust Shares will exceed those payable to Investment Shares by the difference between class expenses and distribution expenses borne by shares of each respective class. The stated advisory fee is the same for both classes of shares. Reference is hereby made to the Prospectus of Virtus Treasury dated March 1, 1995 provided herewith for additional information about Investment Shares of Virtus Treasury.

FEDERAL INCOME TAX CONSEQUENCES

As a condition to the Reorganization transactions, Blanchard Funds and The Virtus Funds will receive an opinion from Dickstein, Shapiro & Morin, L.L.P., counsel to Blanchard Funds and The Virtus Funds, to the effect that, on the basis of the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current administrative rules and court decisions, for federal income tax purposes:

(1) the Reorganization as set forth in the Plan will constitute a tax-free reorganization under section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by Virtus Treasury upon its receipt of Blanchard
Treasury's assets solely in exchange for Investment Shares of Virtus
Treasury; (3) no gain or loss will be recognized by Blanchard Treasury upon the transfer of its assets to Virtus Treasury in exchange for Investment Shares of Virtus Treasury or upon the distribution (whether actual or constructive) of Investment Shares of Virtus Treasury to Blanchard Treasury shareholders in exchange for their shares of Blanchard Treasury; (4) no gain or loss will be recognized by shareholders of Blanchard Treasury upon the exchange of their Blanchard Treasury shares for Investment Shares of Virtus Treasury; (5) the tax basis of Blanchard Treasury's assets acquired by Virtus Treasury will be the same as the tax basis of such assets to Blanchard Treasury immediately prior to the Reorganization; (6)the tax basis of Investment Shares of Virtus Treasury received by each shareholder of Blanchard Treasury pursuant to the Plan will be the same as the tax basis of Blanchard Treasury shares held by such shareholder immediately prior to the Reorganization;(7) the holding period of the assets of Blanchard Treasury in the hands of Virtus Treasury will include the period during which those assets were held by Blanchard Treasury; and (8) the holding period of Investment Shares of Virtus Treasury received by each shareholder of Blanchard Treasury will include the period during which the Blanchard Treasury shares exchanged therefor were held by such shareholder, provided the Blanchard Treasury shares were held as capital assets on the date of the Reorganization.

COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS AND OBLIGATIONS
Blanchard Funds and The Virtus Funds are organized as business trusts pursuant to Declarations of Trust under the laws of the Commonwealth of Massachusetts.The rights of shareholders of Blanchard Treasury and Virtus Treasury as set forth in their respective Declarations of Trust are substantially identical. Set forth below is a brief summary of the significant rights of shareholders of Blanchard Treasury and Virtus Treasury.
Neither Fund is required to hold annual meetings of shareholders. Shareholder approval is necessary only for certain changes in operations or the election of trustees under certain circumstances. A special meeting of shareholders of either fund for any permissible purpose is required to be called by the Trustees upon the written request of the holders of at least 10% of the outstanding shares of the relevant Fund.

Under certain circumstances, shareholders of Blanchard Treasury, Virtus Treasury, or any other portfolio of Blanchard Funds or The Virtus Funds may be held personally liable as partners under Massachusetts law for obligations of Blanchard Funds or The Virtus Funds, as the case may be. To protect shareholders of all portfolios of Blanchard Funds and The Virtus Funds, Blanchard Funds and The Virtus Funds have filed legal documents with the Commonwealth of Massachusetts that expressly disclaim the liability of shareholders of portfolios of Blanchard Funds and The Virtus Funds for such acts or obligations of Blanchard Funds and The Virtus Funds. These documents require that notice of this disclaimer be given in each agreement, obligation or instrument that Blanchard Funds and The Virtus Funds or their trustees enter into or sign on behalf of Blanchard Funds and The Virtus Funds.

In the unlikely event a shareholder of a portfolio of Blanchard Funds or The Virtus Funds is held personally liable for obligations of Blanchard Funds or The Virtus Funds, Blanchard Funds and The Virtus Funds are required to use their property to protect or compensate the shareholder. On request, Blanchard Funds and The Virtus Funds will defend any claims made and pay any judgment against a shareholder of a portfolio of Blanchard Funds and The Virtus Funds for any act or obligation of Blanchard Funds and The Virtus Funds.
Therefore, financial loss resulting from liability as a shareholder of a portfolio of Blanchard Funds and
The Virtus Funds will occur only if Blanchard Funds or The Virtus Funds cannot meet their obligation to indemnify shareholders and pay judgments against them from the assets of Blanchard Funds or The Virtus Funds.
CAPITALIZATION
The following table sets forth the capitalization of Blanchard Treasury and Virtus Treasury as of October 31, 1995, and on a pro forma basis as of that date:
                       Blanchard        Virtus       Pro Forma
                        Treasury       Treasury      Combined
Net Assets            $140,910,811   $288,290,495  $429,201,306
Price Per Share          $1.00          $1.00          $1.00
INFORMATION ABOUT BLANCHARD FUNDS, THE VIRTUS FUNDS, BLANCHARD TREASURY, AND VIRTUS TREASURY
Information about Blanchard Funds, The Virtus Funds, Blanchard Treasury, and Virtus Treasury is contained in their respective Prospectuses dated (in the case of Blanchard Funds and Blanchard Treasury) August 7, 1995 and (in the case of The Virtus Funds and Virtus Treasury) March 1, 1995, which are incorporated by reference herein. A copy of the Prospectus for Virtus Treasury is included herewith. Additional information about The Virtus Funds and Virtus Treasury is included in the Statement of Additional Information of Virtus Treasury dated March 1, 1995 (relating to the Prospectus of Virtus Treasury of the same date), and December 8, 1995 (relating to this Prospectus/Proxy Statement) which are incorporated herein by reference. Additional information about Blanchard Treasury is included in the Statement of Additional Information of Blanchard Treasury dated August 7, 1995, and December 8, 1995 (relating to this Prospectus/Proxy Statement) which are incorporated herein by reference.
Copies of the Statements of Additional Information of Blanchard Treasury and Virtus Treasury, which have been filed with the Securities and Exchange Commission (the "SEC"), may be obtained without charge by contacting Blanchard Funds at 1-800-829-3863 or by writing to Signet Financial Services, Inc., 41 Madison Avenue, 24th Floor, New York, NY 10010.

Blanchard Funds and The Virtus Funds, on behalf of the Funds, are subject to the informational requirements of the Securities Act of 1933 (the "1933 Act"), the Securities Exchange Act of 1934 (the "1934 Act") and the Investment Company
Act of 1940 (the "1940 Act") and in accordance therewith file reports and other information with the SEC. Reports, proxy and information statements and other information filed by Blanchard Funds and The Virtus Funds, on behalf of the Funds, can be obtained by calling or writing to Blanchard Funds or The
Virtus Funds and can also be inspected and copied by the public at the public reference facilities maintained by the SEC in Washington, D.C.
located at Room 1024, 450 Fifth Street,
N.W., Washington, D.C. 20549 and at certain of its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60621 and 13th Floor, Seven World Trade Center, New York, NY 10048. Copies of such material also may be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.
This Prospectus/Proxy Statement and the related Statement of Additional Information do not contain all of the information set forth in the registration statement that The Virtus Funds have filed with the SEC under the 1933 Act to which reference is hereby made. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC. The SEC file number for Blanchard Funds' prospectuses and related Statements of Additional
Information which are incorporated by reference herein is Registration
No. 33-3165. The SEC file number for The Virtus Funds' prospectuses and related Statements of Additional Information which are incorporated by reference herein is Registration No. 33-36451.
VOTING INFORMATION

This Prospectus/Proxy Statement is furnished in connection with the solicitation by the Board of Trustees of Blanchard Treasury of proxies for use at the Special Meeting of Shareholders (the "Meeting") to be held on December 8, 1995 and at any adjournment thereof. The proxy confers discretionary authority on the persons designated therein to vote on other business not currently contemplated which may properly come before the Meeting. A proxy, if properly executed, duly returned and not revoked, will be voted in accordance with the specifications thereon; if no instructions are given, such proxy will be voted in favor of the Plan. A shareholder may revoke a proxy at any time prior to use by filing with the Secretary of Blanchard Funds an instrument revoking the proxy, by submitting a proxy bearing a later date or by attending and voting at the Meeting.

The cost of the solicitation, including the printing and mailing of proxy materials, will be borne by VCM. In addition to solicitations through the mails, proxies may be solicited by officers, employees and agents of Blanchard Funds and VCM at no additional cost to Blanchard Funds. Such solicitations may be made by telephone. VCM will reimburse custodians, nominees and fiduciaries for the reasonable costs incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons. A shareholder may vote by faxing a properly executed proxy to 1-212-XXX-XXXX.  In addition, a shareholder may vote his or her proxy by telephone by calling 1-800-829-3863, ext. between the hours of 9:00 a.m. and 5:30 p.m., and a
shareholder may be contacted by telephone by an employee of Signet Financial Services, Inc. to ask for his or her vote.
OUTSTANDING SHARES AND VOTING REQUIREMENTS
The Board of Trustees has fixed the close of business on        , 1995 as the
                                                         -------
record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting of Shareholders and any adjournment thereof. As of
the record date, there were      shares of Blanchard Treasury outstanding.  Each
                            ----
Blanchard Treasury share is entitled to one vote and fractional shares have
proportionate voting rights.  On the record date,     owned of record shares,

or % of Blanchard Treasury's outstanding shares. On such date, no other person owned of record, or to the knowledge of VCM, beneficially owned, 5% or more of Blanchard Treasury's outstanding shares. On the record date, the trustees and officers of Blanchard Funds as a group owned less than 1% of the outstanding shares of Blanchard Treasury.
The votes of the shareholders of Virtus Treasury are not being solicited, since their approval or consent is not necessary for approval of the Reorganization.
As of the record date, there were   shares of Virtus Treasury outstanding.
On the record date,     owned of record     shares, or    % of Virtus Treasury's
             ---                 ---            ---
outstanding shares. On such date, no other person owned of record, or to the knowledge of VCM, beneficially owned, 5% or more of Virtus Treasury's outstanding shares.
Approval of the Plan requires the affirmative vote of the majority of Blanchard Treasury's outstanding shares. The votes of shareholders of Virtus Treasury are not being solicited since their approval is not required in order to effect the Reorganization.
A majority of the outstanding shares of Blanchard Treasury, represented in person or by proxy, will be required to constitute a quorum at the Special Meeting for the purpose of voting on the proposed Reorganization. For purposes of determining the presence of a quorum, shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast, at the Special Meeting. Under the Declaration of Trust, the approval of any action submitted to shareholders is determined on the basis of a majority of votes entitled to be cast at the Special Meeting.

If at the time any session of the Special Meeting is called to order, a quorum is not present in person or by proxy, the persons named as proxies may vote those proxies which have been received to adjourn the Special Meeting to a later date.

In the event that a quorum is present but sufficient votes in favor of one or more of the proposals have not been received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to any such proposal. All such adjournments will require the affirmative vote of a majority of the shares present in person or by proxy at the session of the Special Meeting to be adjourned. The persons named as proxies will vote those proxies which they are entitled to vote in favor of the proposal, in favor of such an adjournment, and will vote those proxies required to be voted against the proposal, against any such adjournment. A vote may be taken on one or more of the proposals in this proxy statement prior to any such adjournment if sufficient votes for its approval have been received and it is otherwise appropriate.

DISSENTER'S RIGHT OF APPRAISAL

Shareholders of Blanchard Treasury objecting to the Reorganization have no appraisal or dissenter's rights under the Declaration of Trust or Massachusetts law. Under the Plan, if approved by Blanchard Treasury shareholders, each Blanchard Treasury shareholder will become the owner of Investment Shares of Virtus Treasury having a total net asset value equal to the total net asset value of his or her holdings in Blanchard Treasury at the Closing Date.
OTHER MATTERS
Management of Blanchard Treasury knows of no other matters that may properly be, or which are likely to be, brought before the meeting. However, if any other business shall properly come before the meeting, the persons named in the proxy intend to vote thereon in accordance with their best judgment.
So far as management is presently informed, there is no litigation pending or threatened against Blanchard Funds or The Virtus Funds.
Whether or not shareholders expect to attend the meeting, all shareholders are urged to sign, fill in and return the enclosed proxy form promptly.
                                    EXHIBIT A
                       AGREEMENT AND PLAN OF REORGANIZATION
AGREEMENT AND PLAN OF REORGANIZATION dated October 27, 1995 (the "Agreement"), between THE VIRTUS FUNDS, a Massachusetts business trust ("Virtus"), on behalf of its portfolio, The Treasury Money Market Fund (hereinafter called the "Acquiring Fund"), and BLANCHARD FUNDS, a Massachusetts business trust ("Blanchard"), on behalf of Blanchard 100% Treasury Money Market Fund (hereinafter called the "Acquired Fund").
This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all of the assets of the Acquired Fund in exchange solely for Investment Shares of the Acquiring Fund (the "Acquiring Fund Shares") and the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

WHEREAS, Virtus and Blanchard are registered open-end management investment companies and the Acquired Fund owns securities in which the Acquiring Fund is permitted to invest;
WHEREAS, both the Acquired Fund and the Acquiring Fund are authorized to issue their shares of beneficial interest;
WHEREAS, the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined under the Investment Company Act of 1940, as amended (the "1940 Act")), of Virtus has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and
WHEREAS, the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined under the 1940 Act), of Blanchard has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired Fund shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;
NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:

     1.TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE ACQUIRING
       FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND.
       1.1 Subject to the terms and conditions contained herein, the Acquired Fund agrees to assign, transfer and convey to the Acquiring Fund all of the assets of the Acquired Fund, including all securities and cash other than cash in an amount necessary to pay any unpaid dividends and distributions as provided in paragraph 1.5 and the Acquiring Fund agrees in exchange therefor (i) to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined as set forth in paragraph 2.3. Such transaction shall take place at the closing
(the "Closing") on the closing date (the "Closing Date") provided for in paragraph 3.1. In lieu of delivering certificates for the Acquiring Fund Shares, the Acquiring Fund shall credit the Acquiring Fund Shares to the Acquired Fund's account on the stock record books of the Acquiring
Fund and shall deliver a confirmation thereof to the Acquired Fund.
       1.2 The Acquired Fund will discharge all of its liabilities and obligations prior to the Closing Date.
1.3 Delivery of the assets of the Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to Signet Trust Company, Richmond, Virginia, the Acquiring Fund's custodian (the "Custodian"), for the account of the
Acquiring Fund, together with proper instructions and all necessary documents to transfer to the account of the Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims. All cash delivered shall be in the form of currency and immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.
       1.4 The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to the Acquiring Fund hereunder. The Acquired Fund will transfer to the Acquiring Fund any distributions, rights or other assets received by the Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Acquiring Fund on the Closing Date and shall not be separately valued.
       1.5 As soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record, determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the
Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1. In addition, each shareholder of record of the Acquired Fund shall have the right to receive any unpaid dividends or other distributions which were declared before the Valuation Date with respect to the shares of the Acquired Fund that are held by the shareholders on the Valuation Date. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share record books of the Acquiring Fund in the names of the Acquired Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders.
All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with
Section 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.
       1.6 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.
      1.7 Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund
Shares are to be issued and transferred.
       1.8 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates, with respect to liquidation and termination of the Acquired Fund, on which the Acquired Fund is liquidated and terminated.

     2.VALUATION.
       2.1 The value of the Acquired Fund's net assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time) on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.2 The net asset value of an Acquiring Fund Share shall be the net asset value per share computed as of the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time) on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
       2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's net assets shall be determined by dividing the value of the net assets of the Acquired
Fund determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of one Acquiring Fund Share determined in accordance with paragraph 2.2.
     2.4 All computations of value shall be made in accordance with the regular practices of the Acquiring Fund.
     3.CLOSING AND CLOSING DATE.
       3.1 The Closing Date shall be January 26, 1996 or such later date as the parties may mutually agree. All acts taking place at the Closing Date shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m. (Eastern time) at the offices of the Acquiring Fund, Federated Investors Tower, Pittsburgh, PA 15222-3779, or such other time and/or place as the parties may mutually agree.

     3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

       3.3 Federated Services Company, as transfer agent for each of the Acquired Fund and Acquiring Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

     4.REPRESENTATIONS AND WARRANTIES.
     4.1 Blanchard represents and warrants to Virtus as follows:
     (a) Blanchard is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has power to own all of its properties and assets and to carry out this Agreement.
           (b) Blanchard is registered under the 1940 Act, as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
           (c) Blanchard is not, and the execution, delivery and performance of this Agreement will not result, in material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.
           (d) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.
          (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.
          (f) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein as necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
           (g) The Statements of Assets and Liabilities of the Acquired Fund at April 30, 1995 have been audited by Price Waterhouse LLP, independent accountants, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements
(copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein.
           (h) Since April 30, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.
         (i) At the Closing Date, all Federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
           (j) For each fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
         (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired
Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.

         (l) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.

           (m) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of Blanchard's Trustees and, subject to the approval of the Acquired Fund Shareholders, this Agreement constitutes the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
           (n) The prospectus/proxy statement of the Acquired Fund (the "Prospectus/Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.5 (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
           (o) Virtus Capital Management, Inc. has agreed to assume the expense of the reorganization including accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquiring Fund's shareholders and the costs of holding the Special Meeting of Shareholders.

       4.2 Virtus represents and warrants to Blanchard as follows:

          (a) Virtus is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power to carry on its business as it is now being conducted and to carry out this Agreement.
          (b) Virtus is registered under the 1940 Act as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
(c) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
         (d) Virtus is not, and the execution, delivery and performance of this Agreement will not result, in material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound.
         (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.
           (f) The Statement of Assets and Liabilities of the Acquiring Fund at September 30, 1994, have been audited by Deloitte & Touche LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such date.
         (g) The unaudited Statement of Assets and Liabilities of the Acquiring Fund at March 31, 1995, have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been supplied to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such date.
         (h) Since September 30, 1994, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of any indebtedness, except as otherwise disclosed to and accepted by the Acquired Fund.
         (i) At the Closing Date, all Federal and other tax returns and reports of the Acquiring Fund required by law then to be filed shall have been filed, and all Federal and other taxes shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof.
         (j) For each fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
           (k) All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other right to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.
           (l) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action, if any, on the part of Virtus' Trustees, and this Agreement constitutes the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
         (m) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
           (n) The Acquiring Fund has entered into an agreement under which Virtus Capital Management, Inc. will assume the expenses of the reorganization including accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund's shareholders and the costs of holding the Special Meeting of Shareholders.

     5.COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.
       5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.
       5.2 The Acquired Fund will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.
       5.3 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
       5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for Federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section
381 of the Code and which will be certified by the Acquired Fund's
President and its Treasurer.
       5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(n), all to be included in a Registration Statement on Form N-14 of the Acquiring
Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.
     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.
       5.7 Prior to the Valuation Date, the Acquired Fund shall have declared a dividend or dividends, with a record date and ex-dividend date prior to the Valuation Date, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income, if any, for the taxable periods or years ended on or before April 30, 1995 and for the period from said date to and including the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable periods or years ended on or before April 30, 1995 and in the period from said date to and including the Closing Date.

     6.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.
The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
       6.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
       6.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Acquired Fund.
       6.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.
     7.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.
The obligations of the Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
       7.1 All representations and warranties of Blanchard Funds contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
       7.2 The Acquiring Fund shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Acquired Fund, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.

8. FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, the other  party  to this  Agreement shall, at its option,  not  be  required to consummate the transactions contemplated by this Agreement.
       8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Acquired Fund's Declaration of Trust.
       8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.
       8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.
       8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.
       8.5 Blanchard and Virtus shall have received an opinion of Dickstein, Shapiro & Morin, L.L.P. substantially to the effect that for Federal income tax purposes:
           (a) The transfer of all of the Acquired Fund assets in exchange for the Acquiring Fund Shares and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code; (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares; (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets  to  the Acquiring Fund in exchange for the Acquiring Fund Shares or upon  the
distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their shares of the Acquired
Fund; (d) No gain or loss will be recognized by the Acquired Fund
Shareholders upon the exchange  of  their Acquired Fund shares for the
Acquiring  Fund  Shares; (e)  The tax basis of the Acquired Fund assets acquired by the Acquiring  Fund will  be the  same  as  the tax basis of such assets  to  the  Acquired  Fund immediately prior to the Reorganization;
(f) The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization; (g) The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and
(h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired
Fund  shares  exchanged  therefor  were  held  by   such shareholder
(provided the Acquired Fund shares were held as capital assets on the date of the Reorganization).
     9.TERMINATION OF AGREEMENT.
       9.1 This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Trustees of the Acquired Fund or the Acquiring Fund at any time prior to the Closing Date (and notwithstanding any vote of the Board of Trustees of the Acquired Fund) if circumstances should develop that, in the opinion of either of the parties' Board of Trustees, make proceeding with the Agreement inadvisable.
       9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the trustees, officers or shareholders of the Acquiring Fund or of the Acquired Fund, in respect of this Agreement.
     10.  WAIVER.
At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of Trustees of the Acquiring Fund or of the Acquired
Fund, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Acquiring Fund or of the Acquired Fund, as the case may be.
     11.  MISCELLANEOUS.
       11.1 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.
       11.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements, and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.

       11.3 This Agreement shall be governed and construed in accordance with the internal laws of the Commonwealth of Massachusetts, without giving effect to principles of conflict of laws.

       11.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.

       11.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

      11.6 The Acquired Fund is hereby expressly put on notice of the limitation of liability as set forth in Article XI of the Declaration of Trust of the Acquiring Fund and agrees that the obligations assumed by the Acquiring Fund pursuant to this Agreement shall be limited in any case to the Acquiring
Fund and its assets and the Acquired Fund shall not seek satisfaction of any such obligation from the shareholders of the Acquiring Fund, the trustees, officers, employees or agents of the Acquiring Fund or any of them.

     11.7 The Acquiring Fund is hereby expressly put on notice of the limitation of liability as set forth in Article XI of the Declaration of Trust of the Acquired Fund and agrees that the obligations assumed by the Acquired Fund pursuant to this Agreement shall be limited in any case to the Acquired Fund and its assets and the Acquiring Fund shall not seek satisfaction of any such obligation from the shareholders of the Acquired Fund, the trustees, officers, employees or agents of the Acquired Fund or any of them.

IN WITNESS WHEREOF, the Acquired Fund and the Acquiring Fund have caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.



                               Acquired Fund:
                               BLANCHARD FUNDS,
                               on behalf of its Portfolio,
                               BLANCHARD 100% TREASURY MONEY
                               MARKET FUND
Attest:
                               By:  /s/ Joseph S. Machi
/s/ C. Grant Anderson
Assistant Secretary            Name:  Joseph S. Machi
                               Title:  Vice President


                               Acquiring Fund:
                               THE VIRTUS FUNDS,
                               on behalf of its Portfolio,
                               THE TREASURY MONEY MARKET FUND
Attest:
                               By:  /s/ Joseph S. Machi
/s/ C. Grant Anderson
Assistant Secretary            Name:  Joseph S. Machi
                               Title:  Vice President




                       STATEMENT OF ADDITIONAL INFORMATION

                                 DECEMBER 8, 1995

                           ACQUISITION OF THE ASSETS OF
                    BLANCHARD 100% TREASURY MONEY MARKET FUND,
                          A PORTFOLIO OF BLANCHARD FUNDS
                            FEDERATED INVESTORS TOWER
                       PITTSBURGH, PENNSYLVANIA 15222-3779
                         TELEPHONE NUMBER: 1-800-829-3863

                   BY AND IN EXCHANGE FOR INVESTMENT SHARES OF
                         THE TREASURY MONEY MARKET FUND,
                         A PORTFOLIO OF THE VIRTUS FUNDS
                            FEDERATED INVESTORS TOWER
                       PITTSBURGH, PENNSYLVANIA  15222-3779
                         TELEPHONE NUMBER: 1-800-723-9512



This Statement of Additional Information dated December 8, 1995 is not a prospectus. A Prospectus/Proxy Statement dated December 8, 1995 related to the above-referenced matter may be obtained from The Virtus Funds on behalf of its portfolio, The Treasury Money Market Fund, through The Virtus Funds at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. This Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.



TABLE OF CONTENTS

1. Statement of Additional Information of The Treasury Money Market Fund, dated March 1, 1995
2. Statement of Additional Information of Blanchard 100% Treasury Money Market Fund, dated August 7, 1995
3. Financial Statements of The Treasury Money Market Fund, dated September 30, 1994
           FEDERATED SECURITIES
4.
           CORP.

           Distributor
           A subsidiary of FEDERATED INVESTORS
     Financial Statements of Blanchard 100% Treasury Money Market Fund, dated April 30, 1995
5. Financial Statements (unaudited) of The Treasury Money Market Fund, dated March 31, 1995
6.   Pro Forma Financial Statements
The Statement of Additional Information of The Treasury Money Market Fund dated January 31, 1995 (reprinted on March 21, 1995), is incorporated herein by reference to Post-Effective Amendment No. 11 to The Virtus Funds' Registration Statement on Form N-1A (File No. 33-36451) which was filed with the Securities and Exchange Commission on or about January 26, 1995. A copy may be obtained from The Virtus Funds at Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. Telephone Number: 1-800-723-9512.
The Statement of Additional Information of Blanchard 100% Treasury Money Market Fund dated August 7, 1995, is incorporated herein by reference to Post-Effective Amendment No. 29 to Blanchard Funds' Registration Statement on Form N-1A (File No. 33-3165) which was filed with the Securities and Exchange Commission on or about August 7, 1995. A copy may be obtained from Signet Financial Services, Inc. at 41 Madison Avenue, 24th Floor, New York, New York 10010. Telephone
Number:  1-800-829-3863.
The audited financial statements of The Treasury Money Market Fund dated September 30, 1994 are incorporated herein by reference to the Amended Annual Report dated September 30, 1994, and filed with the Securities and Exchange Commission on or about March 21, 1995.
The audited financial statements of Blanchard 100% Treasury Money Market Fund dated April 30, 1995 are incorporated herein by reference to the Statement of Additional Information dated August 7, 1995, and filed with the Securities and Exchange Commission on or about August 7, 1995.
The unaudited financial statements of The Treasury Money Market Fund dated March 31, 1995 are incorporated herein by reference to the Semi-Annual Report dated March 31, 1995, and filed with the Securities and Exchange Commission on or about June 2, 1995.
                                       ii


                 THE BLANCHARD 100% TREASURY MONEY MARKET FUND
                         THE TREASURY MONEY MARKET FUND

                      INTRODUCTION TO PROPOSED FUND MERGER
                         SEPTEMBER 30, 1995 (UNAUDITED)



The accompanying unaudited Pro Forma Combining Portfolio of Investments, Statement of Assets and Liabilities and the Statement of Operations reflect the records of The Blanchard 100% Treasury Money Market Fund and The Treasury Money Market Fund (the "Funds") at and for the year ended September 30, 1995. These statements have been derived from the Funds' books and records utilized in calculating daily net asset value at September 30, 1995.



THE BLANCHARD 100% TREASURY MONEY MARKET FUND
THE TREASURY MONEY MARKET FUND
PRO FORMA COMBINING SCHEDULE OF PORTFOLIO OF INVESTMENTS (UNAUDITED)

SEPTEMBER 30, 1995



     PRINCIPAL AMOUNTVALUE
THE BLANCHARD  THE                                                          THE BLANCHARD   THE
100% TREASURY  TREASURY                                                     100% TREASURY   TREASURY
MONEY MARKET   MONEY MARKET   PRO FORMA                                     MONEY MARKET    MONEY MARKET   PRO FORMA
FUND           FUND           COMBINED                                      FUND            FUND           COMBINED
                                           U.S. TREASURY BILLS - 33.8%
$132,268,000                  $132,268,000 10/5/1995 - 12/7/1995            $131,538,640    $-----         $131,538,640
                                            U.S. Treasury Notes - 32.3%
10,000,000                    10,000,000   4.625%, 2/15/1996                9,961,781                      9,961,781
               115,000,000    115,000,000  3.875% - 9.50%, 10/15/1995 -
                                           7/15/1996                                        115,521,383    115,521,383

                                           Total U.S. Treasury Notes        9,961,781       115,521,383    125,483,164
                                           Repurchase Agreements - 33.9%
               10,000,000     10,000,000   Bear, Stearns & Co., Inc.,
5.75%,
                                           dated 9/27/1995, due 10/4/1995                   10,000,000     10,000,000

               10,000,000     10,000,000   Merrill Lynch, Pierce, Fenner
                                           & Smith Co., Inc., 5.70%,
                                           dated 9/29/1995, due 10/2/1995                   10,000,000     10,000,000
               55,000,000     55,000,000   NationsBank, 6.40%, dated
                                           9/29/1995, due 10/2/1995                         55,000,000     55,000,000
               24,000,000     24,000,000   Nikko Securities Co.
                                           International, Inc., 6.45%,
                                           dated 9/29/1995, due 10/2/1995                   24,000,000     24,000,000
               32,747,139     32,747,139   Prudential Securities, Inc.,
                                           6.25% , dated 9/29/1995, due
                                           10/2/1995                                        32,747,139     32,747,139

                                           Total Repurchase Agreements      -----           131,747,139    131,747,139

                                           Total Investments, at amortized
                                           cost                             $141,500,421    $247,268,522   $388,768,943

*The repurchase agreements are fully collateralized by U.S. treasury obligations based on market prices at the date of the portfolio.

**Although final maturity falls beyond seven days, a liquidity feature is included in the transaction to permit termination of the repurchase agreement.

Note: The categories of investments are shown as a percentage of net assets


THE BLANCHARD 100% TREASURY MONEY MARKET FUND
THE TREASURY MONEY MARKET FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)

SEPTEMBER 30, 1995


                                           THE BLANCHARD       THE
                                           100% TREASURY       TREASURY
                                           MONEY MARKET        MONEY MARKET      PRO FORMA
                                           FUND                FUND              COMBINED

ASSETS:
Repurchase agreements, at amortized cost   $  -----            $  131,747,139    $   131,747,139
Investments in securities, at amortized
cost and value                                141,500,421         115,521,383        257,021,804
                                                                                     0
Cash                                          137,294             -----              137,294
Receivables for:                                                                     0
  Investments sold                            20,299,582          -----              20,299,582
  Shares of beneficial interest sold          207,443             -----              207,443
  Interest                                    60,326              2,577,248          2,637,574
     Total assets                             162,205,066         249,845,770        412,050,836
LIABILITIES:                                                                         0
Payables for:
  Shares of beneficial interest
  repurchased                                 786,380             -----              786,380
  Investments purchased                       19,832,077          -----              19,832,077
  Dividends to shareholders                   565,551             1,564,680          2,130,231
Payable to adviser                            -----               137,806            137,806
Accrued expenses and other liabilities        136,121             124,041            260,162
     Total liabilities                        21,320,129          1,826,527          23,146,656
NET ASSETS                                 $  140,884,937      $  248,019,243    $   388,904,180
Trust Shares                               $  -----            $  208,656,142    $   208,656,142
Investment Shares                          $  140,884,937      $  39,363,101     $   180,248,038
SHARES OUTSTANDING
Trust Shares                                  -----               208,656,142        208,656,142
Investment Shares                             140,980,041         39,363,101         180,343,142
NET ASSET VALUE, OFFERING PRICE AND
Redemption Proceeds Per Share:             $1.00                  $1.00          $   1.00

(See Notes to Pro Forma Financial Statements)


THE BLANCHARD 100% TREASURY MONEY MARKET FUND
THE TREASURY MONEY MARKET FUND
PRO FORMA COMBINING STATEMENT OF OPERATIONS (UNAUDITED)

YEAR ENDED SEPTEMBER 30, 1995


                                 THE BLANCHARD     THE
                                 100% TREASURY     TREASURY
                                 MONEY MARKET      MONEY MARKET    PRO FORMA           PRO FORMA
                                 FUND              FUND            ADJUSTMENTS         COMBINED

INVESTMENT INCOME:
Interest income                  $9,246,150        $27,060,335     $0                 $36,306,485


EXPENSES:
Investment management fee        841,086           2,347,424                          3,188,510
Administration fee               15,192            500,283         33,275        A    548,750
Plan of distribution fee         --                80,097          (80,097)      B    --
Transfer agent fees              455,315           48,887          (24,000)      C    480,202
Trustees' fees, retirement plan
  curtailment and expenses       268,091           2,432           (206,000)     D    64,523
Custodian fees                   34,300            135,276         (47,000)      E    122,576
Accounting fees                  156,026           83,695          (26,000)      F    213,721
Professional fees                56,779            29,822                             86,601
Shareholder reports and notices  96,020            17,026          (12,000)      G    101,046
Registration fees                38,181            67,929          (38,181)      H    67,929
Other                            17,274            30,294                             47,568
     Total expenses              1,978,264         3,343,165       (400,003)          4,921,426
Waivers--
   Investment management fee     (241,210)         (469,485)       72,993        I    (637,702)
     Net expenses                1,737,054         2,873,680       (327,010)          4,283,724
          Net investment income  $7,509,096        $24,186,655     $327,010           $32,022,761


(See Legend on following page)



                 THE BLANCHARD 100% TREASURY MONEY MARKET FUND
                         THE TREASURY MONEY MARKET FUND
            PRO FORMA COMBINING STATEMENT OF OPERATIONS (CONTINUED)
                   YEAR ENDED SEPTEMBER 30, 1995 (UNAUDITED)


A)   Federated Administrative Services ("FAS") provides the Funds with certain
administrative      personnel and services.  FAS fees would be charged at the
rate of .15 of 1% on the first $250     million of average net assets; .125 of
1% of the next $250 million of average net assets; .10 of 1%     of the next
$250 million of average net assets; and .075 of 1% on assets in excess of $750 million.


B)   Federated Securities Corp. ("FSC") serves as distributor for The Treasury
Money Market Fund.       This adjustment reflects the waiver of the entire
distribution fee by FSC.


C) Federated Services Company ("FServ") serves as transfer agent for the Funds. This adjustment reflects the elimination of the fixed monthly charge
per fund for The Blanchard 100% Treasury     Money Market Fund.


D)   Adjustment to reflect the elimination of the pension plan expense covering
the independent     Trustees of The Blanchard 100% Treasury Money Market Fund.


E)   Signet Trust Company serves as custodian for the Funds.  Custody Fees would
be charged at the   rate of .05 of 1% on the first $100 million of average net
assets of the Fund, and .025 of 1% of   the remaining assets.  This adjustment
reflects the decrease in fees due to the increased assets of     the combined
fund.


F)   FServ maintains the Funds accounting records.  The FServ Fee is based on
the level of each   Fund's average net assets for the period, plus out-of-pocket
expenses.  This adjustment reflects     the decrease of the minimum charge
associated with The Treasury Money Market Fund.


G)   Printing and postage expenses are adjusted to reflect estimated savings to
be realized by      combining two portfolios into a single portfolio.


H) Adjustment to reflect the elimination of state registration costs for The Blanchard 100% Treasury Money Market Fund.


I) Virtus Capital Management, Inc. (The "Manager") receives for its services an advisory fee of 0.50 of 1% of the Fund's average daily net assets. The
Manager may voluntarily choose to waive      a portion of its fee.  The Manager
can modify or terminate this voluntary waiver at any time at its      sole
discretion.



                 THE BLANCHARD 100% TREASURY MONEY MARKET FUND
                         THE TREASURY MONEY MARKET FUND
              NOTES TO PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

1.   BASIS OF COMBINATION

     The unaudited Pro Forma Combining Portfolio of Investments, Statement of Assets and Liabilities and Statement of Operations reflect the records of the Blanchard 100% Treasury Money Market Fund and The Treasury Money Market Fund (collectively, the "Funds") for the year ended September 30, 1995. These statements have been derived from the books and records utilized in calculating daily net asset value at September 30, 1995.

     The Pro Forma Combining Portfolio of Investments, Statement of Assets and Liabilities and Statement of Operations should be read in conjunction with the historical financial statements of the Funds which are incorporated by reference in the Statement of Additional Information.

     The Pro Forma financial statements reflect the anticipated custodial and accounting fee arrangements for the surviving entity, including anticipated voluntary fee waivers. Certain other operating costs have also been adjusted to reflect anticipated expenses of the combined entity. Other costs which may change as a result of the reorganization are currently undeterminable.

2.   SHARES OF BENEFICIAL INTEREST

     The Pro Forma net asset value per share assumes the issuance of 388,845,346 shares of The Treasury Money Market Fund (140,980,041 shares from the Blanchard 100% Treasury Money Market Fund) which would have been issued at September 30, 1995, in conjunction with the proposed reorganization.



BLANCHARD 100% TREASURY MONEY MARKET FUND
FEDERATED INVESTORS TOWER
PITTSBURGH, PA 15222-3779


BLANCHARD 100% TREASURY MONEY MARKET FUND
CUSIP NO.  093215101
FOR SPECIAL MEETING OF SHAREHOLDERS JANUARY 26, 1996

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned shareholders of Blanchard 100% Treasury Money Market Fund, a portfolio of Blanchard Funds, hereby appoint C. Grant Anderson, Patricia F. Conner, Cathy Ryan, Suzanne Land and Gia Albanowski or any one of them, true and lawful attorneys, with the power of substitution of each, to vote all shares of Blanchard 100% Treasury Money Market Fund, which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held on January 26, 1996, at Federated Investors Tower, Pittsburgh, Pennsylvania, at 2:00 p.m. (Eastern time) and at any adjournment or postponement thereof.

Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting.

PROPOSAL(S)

1) TO APPROVE OR DISAPPROVE AN AGREEMENT AND PLAN OF REORGANIZATION PROVIDING FOR THE TRANSFER OF THE ASSETS OF BLANCHARD 100% TREASURY MONEY MARKET FUND TO THE TREASURY MONEY MARKET FUND OF THE VIRTUS FUNDS.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES WHO RECOMMEND THAT YOU VOTE FOR THE PROPOSED REORGANIZATION. The attorneys named will vote the shares represented by this proxy in accordance with the choices made on this card. IF NO CHOICE IS INDICATED AS TO ANY ITEM, THIS PROXY WILL BE VOTED AFFIRMATIVELY ON THAT MATTER.

PLEASE RETURN BOTTOM PORTION WITH YOUR VOTE IN THE ENCLOSED ENVELOPE AND RETAIN THE TOP PORTION. Place the ballot so that the return address, located on the reverse side of the mail-in-stub, appears through the window of the envelope.

BLANCHARD 100% TREASURY MONEY MARKET FUNDPROXY VOTING MAIL-IN STUB

RECORD DATE SHARES

Please sign EXACTLY as your name(s) appear above. When signing as attorney, executor, administrator, guardian, trustee, custodian, etc., please give your full title as such. If a corporation or partnership, please sign the full name by an authorized officer or partner. If stock is owned jointly, all parties should sign.
                          PROPOSAL(S):

                          1) FOR        AGAINST        ABSTAIN
                                 ----           ----           ----

Dated:                , 19
       ===============    ====


---------------------------
Signature(s) of Shareholders(s)



PART C - OTHER INFORMATION
Item 15.  Indemnification
     Indemnification is provided to officers and trustees of the Registrant pursuant to the Registrant's Declaration of Trust, except where such indemnification is not permitted by law. However, the Declaration of Trust does not protect the trustees from liabilities based on willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
     Trustees and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").
     Insofar as indemnification for liabilities arising under the Act may be permitted to trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such trustees, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     Insofar as indemnification for liabilities may be permitted pursuant to
Section 17 of the Investment Company Act of 1940 for trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made: (i) by a majority vote of a quorum of non-party trustees who are not interested persons of the Registrant; or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16.  Exhibits
1.1 Conformed Copy of Declaration of Trust of the Registrant dated June 20, 1990(2)
1.2 Conformed Copy of Amendment No. 1, dated September 20, 1990, to the Declaration of Trust;(5)
1.3 Conformed Copy of Amendment No. 2, dated November 14, 1991, to the Declaration of Trust;(6)
1.4 Conformed Copy of Amendment No. 3, dated October 1, 1992, to the Declaration of Trust;(7)
1.5 Conformed Copy of Amendment No. 4, dated October 1, 1992, to the Declaration of Trust;(2)
1.6 Conformed Copy of Amendment No. 5, dated May 27, 1994, to the Declaration of Trust;(2)
1.7 Conformed Copy of Amendment No. 6, dated July 28, 1994, to the Declaration of Trust;(2)
1.8 Conformed Copy of Amendment No. 7, dated December 25, 1993, to the Declaration of Trust;(2)
1.9 Conformed Copy of Amendment No. 8, dated December 1, 1994, to the Declaration of Trust;(2)
2.     Copy of Bylaws of the Registrant(1)
3.     Not Applicable
4. Agreement and Plan of Reorganization is included as Appendix A to the Combined Proxy Statement and Prospectus of this Registration Statement*
5.     Not Applicable
6.1 Conformed Copy of Investment Advisory Contract of the Registrant, and Exhibits A-G thereto(2)
6.2 Form of Exhibit H to the present Investment Advisory Contract of the Registrant to add The Strategic Stock Fund to the existing Investment Advisory Contract(3)
7.1 Conformed Copy of Distributor's Contract of the Registrant and Exhibits A-D thereto(2)
7.2    Form of Exhibit E to the Distributor's Contract of the Registrant(3)
8.     Not Applicable
9.1    Conformed Copy of Custodian Agreement of the Registrant(4)
9.2 Conformed copy of Transfer Agency and Service Agreement (Fund Accounting and Shareholder Recordkeeping) of the Registrant(4)
10.1 Conformed Copy of the Distribution Plan of the Registrant and Amendment No. 1 and Exhibit A thereto, and Amendment No. 2 thereto(2)
10.2 Copy of Rule 12b-1 Agreement of the Registrant and Amendment Nos. 1 and 2 thereto(2)
11.    Opinion regarding legality of shares being issued*
12.    Form of Opinion regarding tax consequences of Reorganization*
13.1   Conformed Copy of Administrative Services Agreement of the Registrant(2)
13.2 Conformed Copy of previous Administrative Services Agreement of the Registrant(2)
14.1 Conformed Copy of Consent of Deliotte & Touche LLP, Independent Public Accountants*
14.2   Conformed Copy of Consent of Price Waterhouse LLP, Independent
       Accountants*
15.    Not Applicable
16.    Conformed Copy of Power of Attorney(1)
17.1   Copy of Declaration under Rule 24f-2*
17.2   Form of Proxy*
*    Filed electronically.
(1) Response is incorporated by reference to Registrant's Initial Registration Statement on Form N-1A filed on August 24, 1990 (File Nos. 33-36451 and 811-
6158).

(2) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 10 to its Registration Statement on Form N-1A filed December 21, 1994 (File Nos. 33-36451 and 811-6158).

(3) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 11 on Form N-1A filed January 26, 1995 (File Nos. 33-36451 and 811-6158).

(4) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 7 to its Registration Statement on Form N-1A filed June 20, 1994 (File Nos. 33-36451 and 811-6158).

(5) Response is incorporated by reference to Registrant's Pre-Effective Amendment No. 3 to its Registration Statement on Form N-1A filed October 9, 1990 (File Nos. 33-36451 and 811-6158).

(6) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 3 to its Registration Statement on Form N-1A filed December 2, 1991 (File Nos. 33-36451 and 811-6158).

(7) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 5 to its Registration Statement on Form N-1A filed November 24, 1993 (File Nos. 33-36451 and 811-6158).


Item 17.  Undertakings
     (1) The undersigned Registrant agrees that prior to any public reofferring of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reofferring prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant, THE VIRTUS FUNDS, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on November 9, 1995.
                         THE VIRTUS FUNDS
                         (Registrant)

                         By:/s/ C. Grant Anderson
                         C. Grant Anderson, Assistant Secretary
                         Attorney in Fact for John F. Donahue
                         November 9, 1995

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:
   NAME                       TITLE                    DATE

By:/s/C. Grant Anderson
   C. Grant Anderson        Attorney In Fact            November 9, 1995
   ASSISTANT SECRETARY      For the Persons
                            Listed Below

   NAME                       TITLE

John F. Donahue*            Chairman and Trustee
                            (Chief Executive Officer)

Edward C. Gonzales*         President, Treasurer and
                            Trustee     (Principal Financial
                            and Accounting Officer)

Thomas G. Bigley*           Trustee

John T. Conroy, Jr.*        Trustee

William J. Copeland*        Trustee

James E. Dowd*              Trustee

Lawrence D. Ellis, M.D.*    Trustee

Edward L. Flaherty, Jr.*    Trustee

Peter E. Madden*            Trustee

Gregor F. Meyer*            Trustee

John E. Murray, Jr.*        Trustee

Wesley W. Posvar*           Trustee
Marjorie P. Smuts*          Trustee